Exhibit 12.1

Computation of Pro Forma Ratio of Earnings to Fixed Charges

	Fiscal Year Ended June 30,
	Historical 2013	Pro Forma 2013(1)
	($ in millions)
Earnings:
Add:
Earnings from continuing operations before income taxes	$323.2	$311.0
Fixed charges	28.0	40.1
Amortization of capitalized interest	—	—
Distributed income from equity investees	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—
Less:
Interest capitalized	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—
The minority interest in the pre-tax income/(loss) of subsidiaries that have not incurred fixed charges(3)	0.1	0.1

Total	$351.1	$351.1

Fixed charges:
Interest expense	$14.5	$26.6
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—
Estimate of the interest within rental expense(2)	13.5	13.5
Preference security dividend requirements of consolidated subsidiaries	—	—

Total	$28.0	$40.1

Ratio of Earnings to Fixed Charges	12.5	8.8

(1)	The pro forma calculation assumes that $400 million aggregate principal amount of the Company’s 3.950% Senior Notes due 2020 were issued on and accrued interest from July 1, 2012 for the fiscal year ended June 30, 2013 and that the net proceeds were used to reduce the amount of indebtedness outstanding under the Company’s Term Loan at July 1, 2012.
(2)	One-third of rental expense under operating leases is assumed to be the equivalent of interest.
(3)	Represents the Company’s share of gains/(losses) from its joint venture with the Tokyo Stock Exchange.